## Sun Life declares dividends on Common and Preferred Shares payable in Q1 2022

**TORONTO, ON – (February 9, 2022)** - The Board of Directors (the "Board") of Sun Life Financial Inc. (the "Company") (TSX: SLF) (NYSE: SLF) today announced that a dividend of $0.66 per share on the common shares of the Company has been declared, payable March 31, 2022 to shareholders of record at the close of business on March 2, 2022. This is the same amount as paid in the previous quarter.

The Board also announced that the following dividends have been declared on the Company's Class A Non-Cumulative Preferred Shares, payable on March 31, 2022 to shareholders of record at the close of business on March 2, 2022:

| | |
|---|---|
| Series 3 | $0.278125 per share |
| Series 4 | $0.278125 per share |
| Series 5 | $0.28125 per share |
| Series 8R | $0.114063 per share |
| Series 9QR | $0.094870 per share |
| Series 10R | $0.185438 per share |
| Series 11QR | $0.141719 per share |

Common shares of the Company acquired under the Company's Canadian Dividend Reinvestment and Share Purchase Plan (the "Plan") will be purchased by the Plan agent on the open market through the facilities of the Toronto Stock Exchange and through the facilities of other Canadian stock exchanges and alternative Canadian trading platforms.

Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).

**About Sun Life**
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2021, Sun Life had total assets under management of $1.44 trillion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

**Note to editors: All figures in Canadian dollars**

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**Media Relations Contact:**

Irene Poon

**Investor Relations Contact:**

Yaniv Bitton

Manager  
Corporate Communications  
T: 416-988-0542  
irene.poon@sunlife.com

Vice-President, Head of Investor  
Relations & Capital Markets  
T: 416-979-6496  
Investor_relations@sunlife.com